UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on May 02, 2024

DATE, TIME AND PLACE: On May 02, 2024, at 4:30 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chair of the Board. Daniel Pareto, Secretary of the Board.

AGENDA: To resolve on: (i) the election of the members of the Company's Audit Committee for a new term of office; (ii) the election of a new member of the Company's Risk and Compliance Committee; and (iii) the election of a new member of the Company's Remuneration Committee.

RESOLUTIONS: After due clarification, the present members of the Board of Directors, unanimously, APPROVED:

(i)         the election, pursuant to Article 17, XXI, of the Company's Bylaws and the favorable recommendation of the Nominating and Governance Committee, to compose the Company's Audit Committee, for a term of office of one (1) year, which shall extend until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting, namely: Mr. Pedro Augusto de Melo, Brazilian, married, accountant, holder of identity card RG No. 8.343.735-6, registered with the CPF/MF under No. 011.512.108-03, as Coordinator, pursuant to paragraph 3 of article 30 of the Company's Bylaws; Mrs. Maria Elena Cardoso Figueira, Brazilian, divorced, economist, holder of identity card RG No. 06.999.925-8 DIC/RJ, registered with the CPF/MF under No. 013.908.247-64, as a qualified technical member, pursuant to article 9, paragraph 6 of CMN Resolution No. 4,910/2021; Mrs. Andrea Maria Ramos Leonel, Brazilian, divorced, bachelor's degree in economics, holder of the RG Identity Card No. 084716873 SSP/SP, registered with the CPF/MF under No. 104.434.358-39; Mr. Luiz Carlos Nannini, Brazilian, married, accountant, holder of identity card RG No. 9.221.586-5 SSP/SP, registered with the CPF/MF under No. 038.563.538-95; and Mr. René Luiz Grande, Brazilian, married, economist, holder of identity card RG No. 6.309.316-9-SSP/SP, registered with the CPF/MF under No. 583.893.348-87, as members, all with business address at Avenida Presidente Juscelino Kubitschek, n.º 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011;

(ii)        the election, pursuant to Article 14, paragraph 6, of the Company's Bylaws and the favorable recommendation of the Nominating and Governance Committee, for a complementary term of office until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting, of Ms. Deborah Stern Vieitas, Brazilian, single, adult, public administrator and journalist, holder of identity card RG No. 3.839.280-X SSP/SP, registered with the CPF/MF under No.

[Free English Translation]

013.968.828-55, with business address at Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP, as a member of the Company's Risk and Compliance Committee. In view of this appointment, the composition of the Risk and Compliance Committee is confirmed, all with a term of office until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting, namely: Mr. José de Paiva Ferreira, Portuguese, married, business administrator, holder of RNE Identity Card for Foreigners No. W274948-B, registered with the CPF/MF under No. 007.805.468-06, as Coordinator; Mrs. Deborah Stern Vieitas, Brazilian, single, adult, public administrator and journalist, holder of identity card RG No. 3.839.280-X SSP/SP, registered with the CPF/MF under No. 013.968.828-55; Mr. Jaime Leôncio Singer, Brazilian, married, business administrator, holder of identity card RG No. 39.874.333-2 SSP/SP, registered with the CPF/MF under No. 352.705.005-15; and Mr. José Mauricio Pereira Coelho, Brazilian, married, accountant, holder of identity card RG No. 06.109.071-81-IFP/RJ and registered with the CPF/MF under No. 853.535.907-91, as Members, all with business address at Avenida Presidente Juscelino Kubitschek nº 2041, CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição, CEP 04543-011, São Paulo/SP; and

(iii)       the election, pursuant to Article 14, paragraph 6, of the Company's Bylaws and the favorable recommendation of the Nominating and Governance Committee, for a complementary term of office until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting, of Ms. Vanessa de Souza Lobato Barbosa, Brazilian, married, business administrator, holder of Identity Card RG No. MG-4.375.275 SSP/MG, registered with the CPF/MF under No. 758.525.866-68, with business address at Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP, as a member of the Company's Compensation Committee. In view of this appointment, the composition of the Remuneration Committee is confirmed, all with a term of office until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting, Mrs. Deborah Patricia Wright, Brazilian, divorced, business administrator, holder of identity card RG No. 9.252.907-0 SSP/SP, registered with the CPF/MF under No. 031.544.298-08, as Coordinator; Mrs. Deborah Stern Vieitas, Brazilian, single, adult, public administrator and journalist, holder of identity card RG No. 3.839.280-X SSP/SP, registered with the CPF/MF under No. 013.968.828-55; Mrs. Vanessa de Souza Lobato Barbosa, Brazilian, married, business administrator, holder of Identity Card RG No. MG-4.375.275 SSP/MG, registered with the CPF/MF under No. 758.525.866-68; and Mr. Luiz Fernando Sanzogo Giorgi, Brazilian, divorced, business administrator, holder of identity card RG No. 7.346.613-X SSP/SP, registered with the CPF/MF under No. 064.116.138-77; as Members.

It was recorded in the minutes that:

(a) the members appointed herein declare that they are not involved in any crime provided for by law that prevents them from engaging in commercial activities, especially those mentioned in article 147 of the Brazilian Corporation Law;

(b) the members of the Audit Committee appointed herein declare that they meet the requirements established in CMN Resolution No. 4,970/2021, as well as CMN Resolution No. 4,910/2021, and will only be sworn into their respective positions after the ratification of their elections by the Central Bank of Brazil; and

[Free English Translation]

(c) the member of the Remuneration Committee appointed herein declares that he/she meets the requirements established in CMN Resolution No. 3,921/2010.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas - Chairman. Daniel Pareto - Secretary of the Board. Board Members: Ms. Deborah Stern Vieitas – President; Mr. José Antonio Alvarez Alvarez – Vice-President; and Messrs. Cristiana Almeida Pipponzi, Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, José Garcia Cantera, Marília Artimonte Rocca, Mario Roberto Opice Leão and Pedro Augusto de Melo – Board of Directors. São Paulo, May 02, 2024.

This is a true copy of the minutes drawn up in a proper book.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 2, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer